UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                CDBEAT.COM, INC.
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                               (Name of Issuer)

                         Common Stock ($.001 par value)
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                         (Title of Class of Securities)

                                    784495103
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                                 (CUSIP Number)

                               Kenneth Koch, Esq.
                  Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                      551 Fifth Avenue, New York, NY 10176
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 23, 1999
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             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
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1     Name of Reporting Person                  Atlantis Equities, Inc.
      S.S. or I.R.S. Identification No.
      of Above Person
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2     Check the Appropriate Box if              (a) |_|
      a Member of a Group                       (b) |X|

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3     SEC Use Only

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4     Source of Funds                           WC

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5     Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d)
      or 2(e)                                   |_|
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6     Citizenship or Place of Organization      New York

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                    7   Sole Voting Power   An indeterminate number of shares
                                            equal to 80% of outstanding shares
                                            and outstanding options at the time
                                            of exercise.
                        --------------------------------------------------------

Number of Shares    8   Shared Voting Power      0
Beneficially Owned
by Reporting Person     --------------------------------------------------------
With
                    9   Sole Dispositive    An indeterminate number of shares
                        Power               equal to 80% of outstanding shares
                                            and outstanding options at the time
                                            of exercise.

                        --------------------------------------------------------

                    10  Shared Dispositive       0
                        Power

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11    Aggregate Amount Beneficially         An indeterminate number of shares
      Owned By Each Reporting Person        equal to 80% of outstanding shares
                                            and outstanding options at the time
                                            of exercise.

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12    Check box if the aggregate Amount
      in Row (11) Excludes Certain Shares       |_|

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13    Percent of Class Represented
       Amount in Row (11)                       80%

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14    Type of Reporting Person                  CO


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Item 1. Security and Issuer.

      The title of the class of equity securities to which this statement relates is the common stock, $.001 per share par value (the "Common Stock"), of CDbeat.com, Inc., a Delaware corporation F/K/A SMD Group, Inc. (the "Company"). The principal executive offices of the Company are located at 444 Bedford Street, Stamford, Connecticut 06901.

Item 2. Identity and Background.

      (a) The name of the person filing (the "Filing Person") this Schedule is Atlantis Equities, Inc. ("Atlantis"). Nancy J. Ellin ("Ellin") is the sole stockholder of Atlantis.

      (b) The business address of the Filing Person and Ellin is c/o Atlantis Equities, Inc., 750 Lexington Avenue, New York, New York 10022.

      (c) Ellin is the sole stockholder, officer and director of Atlantis, a merchant banking firm.

      (d) Neither the Filing Person nor Ellin have been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither the Filing Person nor Ellin have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Ellin is a citizen of the United States and Atlantis is a New York corporation.

Item 3. Source and Amount of Funds or Other Consideration.

      The source of funds used for any exercise of the Warrant will be working capital. The source of funds for the $50,000 loan made to the Company as described in Item 6 was working capital of Cakewalk LLC ("Cakewalk"). If Cakewalk had not funded such loan, Atlantis would have used its working capital.

Item 4. Purpose of Transaction.

      The purpose of the purchase by Atlantis of the warrant to purchase Common Stock of the Company, dated September 23, 1999 (the "Warrant"), was to have a substantial ownership position in a public entity which, among other things, could be used as an acquisition vehicle.

      Except as provided herein and in Item 6, the Filing Persons have no plans or proposals which would relate to or would result in:

            (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;


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

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

            (c) a sale or transfer of a material amount of assets of the Company;

            (d) any change in the present board of directors or management of the Company;

            (e) any material change in the present capitalization or dividend policy of the Company;

            (f) any other material change in the Company's business or corporate structure;

            (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

            (j) any action similar to those enumerated above.

      The Filing Person intends to evaluate its investment in the securities of the Company and may, from time to time, acquire additional such securities or dispose of such securities. The consummation of the contemplated acquisition described in Item 6 would result in changes of the type contemplated by (a),
(b), (d), (e), and (g) above. See also Item 6.

Item 5. Interest in Securities of the Issuer.

            (a) The terms of the Warrant entitle Atlantis to purchase from the Company (a) 80% of the fully diluted Common Stock of the Company as constituted on September 23, 1999 after giving effect to the exercise of the Warrant, except for options to purchase 190,516 shares of the Common Stock at $2.50 per share (the "Outstanding Options"), and (b) options exercisable for a number of shares of Common Stock representing 80% of the total of such shares and the shares of Common Stock underlying the Outstanding Options. The Warrant is exercisable, in whole or in part, during the period commencing on September 23, 1999 and ending on September 29, 1999, provided however, that if the Company receives a $50,000 loan from Atlantis, its registered assignee ("Holder") or a source arranged by the aforementioned on or before September 29, 1999 such exercise period shall be extended to October 30, 1999 and provided further, that if the Company enters into an agreement for merger or acquisition (the "Acquisition") on or prior to October 30, 1999, the period during which the Warrant may be exercised shall be extended to the earlier of the closing or termination of the Acquisition, and provided, further, that if the Company has not closed a merger or acquisition by October 30, 1999, the Warrant shall expire unless the


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

            Company receives, by November 1, 1999, an additional $50,000 loan from Holder or a source arranged by the Holder. The exercise price of the Warrant is an aggregate of $1,000,000.

            (b) An indeterminate amount of shares equal to 80% of outstanding shares and outstanding options at the time of exercise

            (c) During the 60 days preceding the filing of this report, the only transaction involving Common Stock was the acquisition of the Warrant described above.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. The terms of the Warrant are described above. Subsequent to the acquisition of the Warrant by Atlantis, Atlantis introduced to the Company an entity, Cakewalk LLC ("Cakewalk"), which Atlantis proposed as a potential acquisition candidate. In connection with a letter of intent entered into between the Company and Cakewalk on September 28, 1999 contemplating the acquisition of Cakewalk in a transaction in which the stockholders of Cakewalk would receive approximately 50% of the equity of the Company, Cakewalk loaned $50,000 to the Company which by the terms of the Warrant extended the exercise period of the Warrant to October 30, 1999. The letter of intent contemplates changes to the capital structure and management of the Company. A copy of the letter of intent is attached as an exhibit to this report and is incorporated herein by reference. The execution of a definitive acquisition agreement between Cakewalk and the Company would extend the Warrant until the closing of the acquisition provided the Company receives an additional $50,000 loan prior to November 1, 1999.

Item 7. Materials to be Filed as Exhibits.

            1. Warrant Agreement dated September 23, 1999 between the Company and Atlantis Equities, Inc.

            2. Letter of Intent dated September 28, 1999 between the Company and Cakewalk LLC.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


Dated:   October 8, 1999

                                                ATLANTIS EQUITIES, INC.,


                                                By: /s/ Nancy J. Ellin
                                                    ----------------------------
                                                    Nancy J. Ellin, President


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